UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

LodgeNet Interactive Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

540211109
(CUSIP Number)

MAST CAPITAL MANAGEMENT, LLC
ATTN: ADAM KLEINMAN, GENERAL COUNSEL
200 Clarendon Street, 51st Floor
Boston, MA 02116
(617) 375-3019

With a copy to:

ADAM W. FINERMAN, ESQ.
OLSHAN  FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 540211109

1	NAME OF REPORTING PERSON Mast Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,289,823 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,289,823 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,289,823 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 540211109

1	NAME OF REPORTING PERSON Mast Credit Opportunities I Master Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 771,022 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 771,022 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 771,022 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 540211109

1	NAME OF REPORTING PERSON Mast OC I Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 315,174 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 315,174 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,174 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 540211109

1	NAME OF REPORTING PERSON Mast Select Opportunities I Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 198,843 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 198,843 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,843 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 540211109

1	NAME OF REPORTING PERSON Mast PC Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,784 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,784 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,784 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 540211109

1	NAME OF REPORTING PERSON David J. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,289,823 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,289,823 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,289,823 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 540211109

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by (1) Mast Capital Management, LLC (“Capital”), a Delaware limited liability company (2) Mast Credit Opportunities I Master Fund Limited (“Credit Opportunities”), a Cayman Islands company, (3) Mast OC I Master Fund L.P. (“OC I Master”), a Cayman Islands limited partnership, (4) Mast Select Opportunities Master Fund LP (“Select Opportunities”), a Cayman Islands limited partnership, (5) Mast PC Fund, L.P., a Delaware limited partnership (“PC”) and (6) David J. Steinberg (“Steinberg”), a United States citizen  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Mr. Steinberg is the manager of Capital, which is the investment advisor of Credit Opportunities, Select Opportunities, PC and OC I Master.

Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement filed as Exhibit 99.1 hereto.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business office for Credit Opportunities, OC I Master and Select Opportunities is c/o International Fund Services a State Street Company, P.O. Box 896, Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Grand Cayman, Cayman Islands, KY1-1103.

The principal business office for Capital, PC and Mr. Steinberg with respect to the shares reported hereunder is 200 Clarendon Street, 51st Floor, Boston, MA 02116.

The general partner or authorized signatories, as the case may be, of Select Opportunities, PC, OC I Master and Credit Opportunities and their principal business or occupation and business addresses are set forth on Schedule A to Amendment No. 1 to the Schedule 13D (“Schedule A”) and incorporated by reference in this Item 2.

(c)           The principal business of Credit Opportunities, OC I Master, Select Opportunities and PC is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of Capital is to act as investment advisor of Credit Opportunities, Select Opportunities, PC and OC I Master.

(d)           No Reporting Person, nor, to the Reporting Persons’ knowledge, any person or entity listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor, to the Reporting Persons’ knowledge, any person or entity listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 540211109

(f)           Mr. Steinberg is a citizen of the United States of America.  Each of Credit Opportunities, OC I Master and Select Opportunities are organized under the laws of the Cayman Islands.  Each of Capital and PC are organized under the laws of the state of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

As of the close of business on October 31, 2012, the Reporting Persons beneficially owned an aggregate of 1,289,823 shares of Common Stock, as detailed in Item 5.  All of the funds used to purchase the shares of Common Stock described in this Schedule 13D came from working capital.  No funds were borrowed by any of the Reporting Persons in order to complete the Common Stock purchases described in this report.  The aggregate dollar amount for the Common Stock beneficially owned in the aggregate by the Reporting Persons is approximately $3,508,319.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)  The aggregate percentage of Shares reported owned by each person named herein is based upon 25,347,609 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of August 2, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2012.

As of the date hereof, the Reporting Persons, in the aggregate, beneficially owned 1,289,823 shares of Common Stock of the Issuer representing approximately 5.1% of such class of securities.  The beneficial ownership of each Reporting Person was as follows: (i) Credit Opportunities beneficially owned 771,022 shares of Common Stock of the Issuer, representing approximately 3.0% of such class, (ii) OC I Master beneficially owned 315,174 shares of Common Stock of the Issuer, representing approximately 1.2% of such class, (iii) Select Opportunities beneficially owned 198,843 shares of Common Stock of the Issuer, representing less than 1% of such class, (iv) PC beneficially owned 4,784 shares of Common Stock of the Issuer, representing less than 1% of such class, and (v) Capital, as the investment adviser to Credit Opportunities, Select Opportunities, PC and OC I Master, and Mr. Steinberg, as the manager of Capital, each may be deemed to beneficially own 1,289,823 shares of Common Stock of the Issuer, representing 5.1% of such class.

(b) Each of Credit Opportunities, OC I Master, Select Opportunities and PC has the power to vote and dispose all of the shares of Common Stock beneficially owned by such entity (as described above). Capital, as the investment adviser of Credit Opportunities, Select Opportunities and PC and OC I Master, has the authority to vote and dispose of all of the shares of Common Stock beneficially owned by Credit Opportunities, OC I Master, Select Opportunities and PC.  Mr. Steinberg, by virtue of his position as manager of Capital, has the authority to vote and dispose of all of the shares of Common Stock beneficially owned by Credit Opportunities, OC I Master, Select Opportunities and PC.

CUSIP NO. 540211109

The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock not held by them.

Item 5(c) is hereby amended to add the following:

(c)           Schedule B annexed hereto lists all transactions in the shares of Common Stock by the Reporting Persons during the past 60 days.  All of such transactions were effected in the open market.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1           Joint Filing Agreement by and among Mast Capital Management, LLC, Mast Credit Opportunities I Master Fund Limited, Mast OC I Master Fund L.P., Mast Select Opportunities Master Fund LP, Mast PC Fund, L.P. and David J. Steinberg, dated November 1, 2012.

[signature page follows]

CUSIP NO. 540211109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned signatories certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2012	MAST CAPITAL MANAGEMENT, LLC

	By:	/s/ David J. Steinberg
		Name:	David J. Steinberg
		Title:	Manager

MAST CREDIT OPPORTUNITIES I MASTER FUND LIMITED

By:	/s/ David J. Steinberg
	Name:	David J. Steinberg
	Title:	Authorized Signatory

MAST OC I MASTER FUND L.P.

By:	Mast OC I IA, LLC
General Partner

By:	/s/ David J. Steinberg
	Name:	David J. Steinberg
	Title:	Authorized Signatory

MAST SELECT OPPORTUNITIES MASTER FUND L.P.

By:	Mast Select Opportunities GP, LLC
General Partner

By:	/s/ David J. Steinberg
	Name:	David J. Steinberg
	Title:	Authorized Signatory

MAST PC FUND, L.P.

By:	Mast PC GP, LLC
General Partner

By:	/s/ David J. Steinberg
	Name:	David J. Steinberg
	Title:	Authorized Signatory

/s/ David J. Steinberg
DAVID J. STEINBERG

CUSIP NO. 540211109

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Date of Sale	Shares of Common Stock (Sold)	Price Per Share ($)

MAST CREDIT OPPORTUNITIES I MASTER FUND LIMITED

10/26/12	(239,110)	0.4606
10/31/12	(128,521)	0.4226
11/01/12	(46,805)	0.4130

MAST OC I MASTER FUND L.P.

10/26/12	(97,741)	0.4606
10/31/12	(52,536)	0.4226
11/01/12	(19,132)	0.4130

MAST SELECT OPPORTUNITIES MASTER FUND L.P.

10/26/12	(61,665)	0.4606
10/31/12	(33,145)	0.4226
11/01/12	(12,071)	0.4130

MAST PC FUND, L.P.

10/26/12	(1,484)	0.4606
10/31/12	(798)	0.4226
11/01/12	(290)	0.4130